DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863
April 23, 2024 VIA EDGAR

Mindy Rotter
Staff Accountant
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
Re:	Spinnaker ETF Series (the “Trust”); File Nos. 333-215942 and 811-22398
Dear Ms. Rotter:
On April 10, 2024, you provided comments by telephone to Tanya Boyle to the annual report for the period ended September 30, 2023 of the Trajan Wealth Income Opportunities ETF, a series of the Trust (the “Fund”). Please find below a summary of those comments and the Trust's responses, which the Trust has authorized DLA Piper LLP to make on behalf of the Trust.
Comment 1. Please confirm in correspondence that the Fund continues to maintain its non-diversified status. The staff notes that if the Fund operates as a diversified fund for more than 3 years it will require shareholder approval to operate as a non-diversified fund.
Response. The Fund confirms that it is non-diversified.
Comment 2. Please confirm in correspondence that, going forward, the specific number of days in the reference period will be disclosed in the footnote in the hypothetical example for comparison purposes as required by Form N-1A item 27(d).
Response. The Fund so confirms.
If you have any questions or comments, please contact the undersigned at 404-736-7863.  Thank you in advance for your consideration.
Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle